SAMSON OIL & GAS PROVIDES OPERATIONAL ADVICE

Denver 1700 hours, November 3, 2008 - Perth 0800 hours, November 4, 2008

Leonard #1-23H (10% working interest)

Samson Oil & Gas Limited (AMEX: SSN /ASX: SSN) announced today that, as previously advised Samson is participating in the evaluation of the Bakken Formation within its acreage holding in the North Stockyard Oil Field.

As of Monday, November 3rd, seven inch casing has been run to 11,531’ (measured depth) within the Middle member of the Bakken Formation. During the course of preparing to run the casing, 3,200 units of trip gas were recorded. This event produced a 60’ flare at the surface, which in this play, is typically indicative of a productive hydrocarbon reservoir.

The well is now expected to be drilled as an approximate 5,000’ horizontal leg within the Middle member of the Bakken Formation to enable the wellbore to come into contact with as much of the productive formation as possible for its entire horizontal length. Recent horizontal wells in the Bakken Formation have shown that the greater the amount of productive formation that comes into contact with the wellbore, the greater the production rates are likely to be.

The Bakken Formation gained significant prominence after the United States Geological Survey (USGS) published an estimate in April this year that the unit could recover between 3.0 and 4.3 billion barrels of oil. The USGS has determined that the Bakken Formation represents a “continuous” oil accumulation and that advances in completion technology have increased by 25 times the estimated recovery potential since the 1995 USBS study.

In the area to the southwest of the North Stockyard Oil Field, a competitor has completed a well within the middle Bakken Formation which had an initial rate of 730 bopd. The results of exploration activities in adjoining properties are not predictive of the results of Leonard #1-23H, but indicate the level of results being achieved.

Whilst the original objective of this well was the Bluell Formation, Samson elected to reduce its working interest to 10% in the deepening to the Bakken Formation in this well, whilst maintaining its 37.5% equity interest in the Bakken Formation for the balance of the acreage. Samson has therefore been able to achieve an evaluation of the Bakken Formation in this well bore at a modest exposure whilst retaining significant equity in the balance of the acreage, which could be developed if this initial Bakken well is successful.

The Bakken Formation is expected to be stimulated using state of the art technology, which will include external casing packers such that the well is stimulated along its entire horizontal length. This completion design is expected to enhance the production performance of the new well.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Receipts (ADRs) are traded on the American Stock Exchange under the symbol "SSN", and, each ADR represents 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of

SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.